UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ION MEDIA NETWORKS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

February 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2007 (the “Original Schedule 13D”), by CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), and Kenneth Griffin, a natural person (“Griffin,” and together with CM, CLP and CIG, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically amended and supplemented by this First Amendment, all other provisions of the Original Schedule 13D shall remain in full force and effect.

ITEM 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following immediately after the fifth paragraph thereof:

On February 16, 2007, the Board approved CM as a permitted transferee of the Call Right under the Call Agreement. Such approval of CM as a permitted transferee does not create any obligations on CM until such time, if any, as the Call Right is assigned to CM and CM has accepted and assumed obligations under the Call Agreement.

On February 22, 2007, NBC Universal Inc., NBC Palm Beach II and CM entered into a Call Right Transfer Agreement (the “Call Transfer Agreement”), pursuant to which, among other matters, NBC Palm Beach II agreed to assign to CM, and CM agreed to assume, all of the rights and obligations of NBC Palm Beach II under the Call Agreement. The assignment to, and assumption by, CM of such rights and obligations under the Call Agreement is subject to the satisfaction or waiver of various conditions precedent, including the approval by the Board of the Proposed Transaction. Accordingly, CM does not have any obligations under the Call Agreement until such time, if any, when the transfer and assignment of the Call Right occurs. In addition, the Call Transfer Agreement provides that if the Board does not approve the Proposed Transaction on or prior to March 31, 2007, NBC Universal Inc. shall have the right to terminate the Call Transfer Agreement.

The foregoing description of the Call Transfer Agreement is not complete and is subject to the terms in the Call Transfer Agreement. A copy of the Call Transfer Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

In order to expedite the consummation of the Proposed Transaction and the delivery of the benefits to the Issuer’s various stakeholders, CM and its advisors will promptly complete all materials necessary to file an application with the Federal Communications Commission (the “FCC”) requesting, among other things, that the FCC consent to the transfer of the shares of common stock of the Issuer beneficially owned by the Paxson Stockholders to CM and would like to file such application as soon as practicable with the assistance of the Issuer’s affiliates and their respective advisors. The filing of an FCC application in connection with the Proposed Transaction does not in any way prejudice the right of the Board to subsequently approve or disapprove of the Proposed Transaction.

Based on discussions held between January 23, 2007 and February 20, 2007 among representatives of NBCU and CLP, the Board and its advisors, on February 22, 2007, NBCU and CLP submitted a letter (the “Revised Proposal Letter”) to the Board setting forth certain modifications to particular aspects of the terms of the Proposed Transaction as initially reflected in the Letter and Term Sheet submitted to the Board on January 17, 2007. The following is a summary of the changes to the Letter, Term Sheet and the Proposed Transaction (capitalized terms used in the following bullets but not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet):

•
The Issuer is no longer required to conduct the Company Tender Offer for shares of Class A Common Stock, and CM will retain any shares of Class A Common Stock that it acquires in a tender offer that is contemplated to be conducted by CM as set forth in the Term Sheet.

•
The Issuer is no longer required to seek consent from its senior lenders with respect to an amendment to increase the Restricted Payment basket from $50,000,000 to $70,000,000. However, the Issuer will be required to obtain confirmation from its senior lenders that their “change of control” put right will not be triggered by the Proposed Transaction.

•	CM would participate in the Exchange Offer and exchange all CLP 14-¼% Preferred and CLP 9-¾% Preferred for an aggregate principal amount of $66.8 million of Subordinated Debt in the Exchange Offer.

•
NBC Palm Beach Investment I, Inc. (“NBC Palm Beach I”) will exchange with the Issuer $210,000,000 in face amount of Series B Preferred Stock for $210,000,000 in face amount of Series D Non-Convertible Preferred and will transfer to CM all of such Series D Non-Convertible Preferred.

•
CM will exchange with the Issuer $98,000,000 in face amount of Series D Non-Convertible Preferred for $98,000,000 in face amount of Series A Convertible Preferred and $112,000,000 in face amount of Series D Non-Convertible Preferred for $200,000,000 in face amount of Series C-2 Convertible Preferred. The conversion price of each share of Series C-2 Convertible Preferred will be approximately $0.89 per share of Class A Common Stock.

•
NBC Palm Beach I will exchange with the Issuer $21,070,000 in face amount of Series B Preferred Stock for $31,070,000 in face amount of Series C-1 Convertible Preferred. The conversion price of each share of Series C-1 Convertible Preferred will be $0.75 per share of Class A Common Stock.

CLP and NBCU also agreed to certain changes to the Term Sheet and the Proposed Transaction solely involving CLP and NBCU to adjust the relative economic benefits and beneficial ownership interests between CLP and NBCU to reflect the foregoing proposed structural changes.

The foregoing description of the Revised Proposal Letter is not complete and is subject to the terms of the Revised Proposal Letter. A copy of the Revised Proposal Letter is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Except as set forth herein, in the Original Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.6	Call Right Transfer Agreement, dated February 22, 2007, among NBC Palm Beach Investment II, Inc., NBC Universal, Inc. and CIG Media LLC.

99.7	Letter, dated February 22, 2007, from NBC Universal, Inc. and Citadel Limited Partnership, addressed to the Board of Directors of ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007

CIG MEDIA LLC
By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
John C. Nagel,
Director and Associate General Counsel

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ John C. Nagel
John C. Nagel,
Director and Associate General Counsel

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact* CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Director and Associate General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.